SEWARD & KISSEL LLP
                               1200 G Street, N.W.
                              Washington, DC 20005

                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                               February 26, 2009

VIA EDGAR

Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

       Re:    AllianceBernstein Variable Products Series Fund, Inc.
                  - AllianceBernstein Global Thematic Growth Portfolio
              File Nos. 33-18647 and 811-5398
              -------------------------------

Dear Sir or Madame:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act"), we are filing Post-Effective Amendment No. 48 under the 1933 Act and Amendment No. 49 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of AllianceBernstein Global Thematic Growth Portfolio (formerly, AllianceBernstein Global Technology Portfolio) (the "Portfolio"), a series of AllianceBernstein Variable Products Series Fund, Inc. (the "Fund").

We are making this filing for the purpose of revising the risk/return summary, principal risks disclosure, disclosure responding to Item 4 of Form N-1A and disclosure concerning certain of the Portfolio's non-fundamental investment policies so that the disclosure reflects the changes to the Portfolio's name and policies recently approved by the Fund's Board of Directors.

Disclosure other than that described above contained in the Portfolio's prospectus and statement of additional information (except for updating financial and performance information) is the same as the disclosure previously reviewed by the staff of the Securities and Exchange Commission. Accordingly, we ask for selective review of Post-Effective Amendment No. 48.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (202) 737-8833.

Sincerely,


/s/Young Seo
----------------------
Young Seo, Esq.
Seward & Kissel LLP

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